Charles Bair (858) 550-6142 cbair@cooley.com	VIA EDGAR

March 13, 2015

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey Riedler

Re:	Cidara Therapeutics, Inc.

Registration Statement on Form S-1

CIK No. 0001610618

Dear Mr. Riedler:

Enclosed on behalf of our client, Cidara Therapeutics, Inc. (the “Company”), is a registration statement on Form S-1 (“Registration Statement”). The Registration Statement updates the Company’s confidential draft registration statement on Form S-1 (the “Confidential Draft Registration Statement”) originally submitted confidentially to the Securities and Exchange Commission (the “Commission”) on February 4, 2015. The copy of the Registration Statement that is enclosed with the paper copy of this letter is marked to show changes from the Confidential Draft Registration Statement submitted on February 4, 2015.

The Registration Statement is being submitted in response to comments received from the staff of the Commission (the “Staff”) by letter dated March 4, 2015 with respect to the Confidential Draft Registration Statement (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of the Registration Statement.

Staff Comments and Company Responses

Preliminary Prospectus, Cover Page

1.	We note your disclosure on the cover page of the preliminary prospectus and on page 116 that you “intend to apply to list [y]our common stock on The NASDAQ Global Market under the symbol ‘CDTX.’” However, on page 29 of the Risk Factors, you disclose that your “common stock has been approved for listing on The NASDAQ Global Market.” Please revise to reconcile these two statements.

Response: As requested by the Staff, the Company has revised the disclosure in the risk factor on page 30 to reflect that the Company has applied for listing on the Nasdaq Global Market.

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March 13, 2015

Overview, page 1

2.	We acknowledge your disclosure that your “second product candidate, topifungin, is a first-in-class topical formulation of biafungin for the treatment of vulvovaginal candidiasis.” The FDA’s Center for Drug Evaluation and Research defines “first-in-class” drugs as those that utilize a new and unique mechanism of action for treating a medical condition. As such, first-in-class drugs are generally associated with greater development risks and often greater development costs. If topifungin is not a first-in-class drug, as that term is used by the FDA, please revise accordingly. If it does fit such drug classification, please add a risk factor or augment an existing risk factor to discuss, as applicable, any additional risk topifungin’s development may pose for the company as a first-in-class therapy.

Response: As requested by the Staff, the Company has revised the disclosure on pages 1, 45 and 57.

Our Strategy, page 3

3.	Where appropriate in your list of key strategic elements, please revise to clarify, if true, that you currently do not have any collaboration or licensing agreements.

Response: The Company respectfully advises the Staff that the Company believes that disclosure regarding the Company’s current lack of collaboration or licensing agreements is more appropriate in the risk factors rather than in the strategy discussion, which is focused on the Company’s aspirations. Hence, the Company has revised the risk factors on pages 18 and 19 to include disclosure that it does not currently have such agreements and has added additional risk factors to the list in the Prospectus Summary section of the Registration Statement to highlight these risks.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Stock Based Compensation

Determining Fair Value of Stock Options, page 54

4.	We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Response: The Company acknowledges the Staff’s comment.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

March 13, 2015

Business, page 57

5.	Your table of pipeline candidates on page 57 does not appear to reflect precisely the status of your various development efforts. Specifically, we note that the arrow for both biafungin and topifungin extends well into “IND Enabling” column, you have not filed INDs as yet for either product candidate. Accordingly, please revise the table so that the arrow stops just before the “IND Enabling” column.

Response: The Company respectfully advises the Staff that the term “IND Enabling” is a common term in the pharmaceutical development field and is generally understood to mean the preclinical studies and testing that are undertaken to enable the developer to submit an investigational new drug application, or IND, to the U.S. Food and Drug Administration, or the FDA. Such studies and testing include a defined set of requisite safety, efficacy and pharmacology studies conducted on a clinical development candidate in order to establish the doses to be tested in Phase 1 clinical trials and subsequent clinical studies. The Company’s CD101 IV (formerly referred to as biafungin) and CD101 topical (formerly referred to as topifungin) are in this stage of development. Therefore, the Company advises the Staff that the arrows in the table present an accurate depiction of the stage of development for each of CD101 IV and CD101 topical. In addition, the Company has added explanatory language regarding “IND-enabling” studies on page 62.

Strategy, page 60

6.	Your disclosure on pages 60 and 67-68 indicates that you had a pre-IND meeting with the FDA in December 2014 concerning biafungin, the result of which was an “agreement with the FDA that a single Phase 3 pivotal clinical trial, supported by a single Phase 2 clinical trial and a safety database of at least 300 patients can support approval for the treatment of candidemia.” As applicable and material to investors, please revise to disclose any other relevant discussions, feedback and other information that has been communicated among you and the FDA to the extent this information is not already provided.

Response: The Company respectfully advises the Staff that there have not been any other relevant discussions, feedback or other information that has been communicated between the Company and the FDA that is applicable or material to investors.

Half-life of Biafungin and Other Echidocandins, page 65

7.	Please clarify the meaning of the multiple entries in the table for “ot A aila le.”

Response: The Company advises the Staff that there was apparently an error in the electronic submission of the Confidential Draft Registration Statement. The entries the Staff referred to in this Comment #7 are “Not Available”.

In Vivo Safety Data, page 67

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

March 13, 2015

8.	In the table entitled “Efficacy of Biafungin and Anidulafungin in a Mouse Candidiasis Model,” please explain the meaning and import of p-values and statistical significance, how the two concepts are related and what the accepted threshold is for statistical significance.

Response: As requested by the Staff, the Company has added disclosure on page 68 to explain the meaning and import of p-values with respect to statistical significance.

C-001 for Invasive Aspergillosis, pages 72-73

9.	Please explain, in layman’s terms, the meaning of the word “neutrophils” the first time it appears in the prospectus and clarify the significance of neutrophils to the assessment and treatment of bacterial infections.

Response: As requested by the Staff, the Company has revised the disclosure on page 72 to define neutrophils and explain the significance of neutrophils to the assessment and treatment of bacterial infections.

Board Composition, page 89

10.	We note the following: your board of directors has eight members, the authorized number of directors may be changed only by resolution of a majority of present directors, and no disclosure is provided indicating whether this number is expected to change when Cidara Therapeutics becomes a public reporting company. Given the possibility that board votes may result in ties when a board contains an even number of members, please revise to provide a risk factor for the possible ramifications of having an even number of directors on your board.

Response: As requested by the Staff, the Company has added a risk factor on page 35.

Voting, page 112

11.	We note that your disclosure regarding shareholder voting thresholds is scattered across several parts of the prospectus. Further, we acknowledge your disclosure as to the threshold for the election of directors, their removal, and the amending the articles of incorporation and bylaws. Please expand your disclosure to include the voting threshold for all matters that may be voted on by stockholders under the “Voting” heading on page 112.

Response: As requested by the Staff, the Company has expanded the disclosure on page 115 to include the voting threshold for all matters that may be voted on by stockholders.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, page 115

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

March 13, 2015

12.	We note your disclosure on page 115 regarding provisions of your amended and restated certificate of incorporation and amended and restated bylaws, which have yet to be filed as exhibits to the registration statement, stating that the Delaware Court of Chancery shall be the sole and exclusive forum for any stockholder bringing specified actions. Please add a risk factor describing the specific types of actions subject to the exclusive forum provision and the attendant risks to investors. For example, please highlight that such a provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with directors, officers or other employees, and may discourage lawsuits with respect to such claims. We may have further comments once you have filed these documents as exhibits.

Response: As requested by the Staff, the Company has added a risk factor on page 36.

Exhibits 3.2 and 3.4

13.	We note that you will file by amendment as Exhibits 3.2 and 3.4 the Amended and Restated Certificate of Incorporation and Amendment and Restated Bylaws of the registrant, respectively. Please provide us with copies of the form of the Amended and Restate Certificate of Incorporation and the Amendment and Restated Bylaws you intend to file as soon as practicable.

Response: As requested by the Staff, the Company has filed Exhibits 3.2 and 3.4 with the Registration Statement.

Other Comments

14.	Please submit all other exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

Response: The Company acknowledges the Staff’s comment.

15.	Please confirm that the graphics included in your registration statement are the only graphic, visual, or photographic information you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

Response: The Company confirms that the graphics included in the Registration Statement are the only graphic, visual or photographic information that it presently intends to use in its prospectus and it will provide any additional graphics to the Staff prior to their use for review.

16.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

March 13, 2015

Response: The Company acknowledges the Staff’s comment and will provide such copies to the Staff under separate cover.

17.	Your exhibit index does not indicate that you have submitted or will be submitting a confidential treatment request with respect to your exhibits or portions of certain of your exhibits. If you do intend to make a confidential treatment request for any of your exhibits, please confirm this.

Response: The Company confirms that it does not presently intend to make a confidential treatment request for any exhibits to the Registration Statement.

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Registration Statement or this response letter to me at (858) 550-6142.

Sincerely,

Cooley LLP

/s/ Charles J. Bair, Esq.

Charles J. Bair Esq.

cc:	Jeffrey Stein, Ph.D., Cidara Therapeutics, Inc.

Karen E. Deschaine, Cooley LLP

Eric Blanchard, Covington & Burling LLP

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM